[Merrill Letterhead]

September 20, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Re:                             Merrill Corporation
Registration Statement on Form S-1 (File No. 333-131813)
Application for Withdrawal Pursuant to Rule 477

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Merrill Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1, File No. 333-131813, together with all exhibits and amendments thereto (collectively, the “Registration Statement”), as originally filed with the Commission on February 13, 2006.

The Company has determined, due to adverse market conditions, not to proceed with the registration and sale of its common stock as contemplated by the Registration Statement.  The Company confirms that the Registration Statement was not declared effective by the Commission, and no securities of the Company have been sold pursuant to the Registration Statement.

Upon grant of the Commission’s consent, please provide a facsimile copy of the written order consenting to the withdrawal of the Registration Statement to the undersigned, facsimile number (651) 632-4141, with a copy to the Company’s legal counsel, Oppenheimer Wolff & Donnelly LLP, attention: Amy E. Culbert, Plaza VII, Suite 3300, 45 South Seventh Street, Minneapolis, MN 55402-1609, facsimile number (612) 607-7100.

If you have any questions with respect to this matter, please contact Ms. Culbert at (612) 607-7287.

Sincerely,

MERRILL CORPORATION

By:	/s/ Steven J. Machov
Steven J. Machov
Executive Vice President, General Counsel and Secretary

cc:	John W. Castro, Chief Executive Officer, Merrill Corporation
Bruce A. Machmeier, Esq., Oppenheimer Wolff & Donnelly LLP
Amy E. Culbert, Esq., Oppenheimer Wolff & Donnelly LLP